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                                                                   EXHIBIT 12-14


                               DTE ENERGY COMPANY
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                                               Year Ended December 31
                                                  -----------------------------------------------

                                                      1998             1997              1996
                                                      ----             ----              ----

                                                     (Millions, except for ratio and percent)

Net income....................................    $      443      $       417       $        309
                                                  ----------      -----------       ------------
Taxes based on income:
   Current income taxes.......................           143              267                219
   Deferred taxes - net.......................            26                5                 17
   Investment tax credit adjustments - net....           (15)             (15)               (15)
   Municipal and state........................             3                4                  3
                                                  ----------      -----------       ------------
     Total taxes based on income..............           157              261                224
                                                  ----------      -----------       ------------
Fixed charges:
   Interest on long-term debt.................           279              275                275
   Amortization of debt discount, premium
     and expense..............................            11               11                 12
   Other interest.............................            29               11                  4
   Interest factor of rents...................            34               34                 34
   Preferred stock dividend factor............             7               18                 26
                                                  ----------      -----------       ------------
Total fixed charges...........................           360              349                351
                                                  ----------      -----------       ------------
Earnings before taxes based on income
   and fixed charges..........................   $       960      $     1,027      $         884
                                                 ===========      ===========       ============

Ratio of earnings to fixed charges............          2.67             2.94               2.52

Preferred stock dividends.....................   $         6      $        12       $         16
Dividends meeting requirement of
   IRC Section 247............................             4                4                  4
Percent deductible for income tax purposes....         40.00%           40.00%             40.00%
Amount deductible.............................             2                2                  2
Amount not deductible.........................             4               10                 14
Ratio of pretax income to net income..........          1.35             1.61               1.69
Dividend factor for amount not deductible.....             5               16                 24
Amount deductible.............................             2                2                  2
                                                 -----------      -----------       ------------
       Total preferred stock dividend factor..   $         7      $        18       $         26
                                                 ===========      ===========       ============

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